Delisting Determination,The Nasdaq Stock Market, LLC,
April 23, 2008, Dominion Homes, Inc. The Nasdaq Stock Market,
Inc. (the Exchange) has determined to remove from listing the common stock of Dominion Homes, Inc. (the
Company), effective at the opening of the trading session on May 5, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4310(c)(4). The Company was notified of the Staffs determinations on March 20,2008. The Company did not appeal the Staff determination to the Listing Qualifications Hearings Panel, and the
Staff determination to delist the Company became final on March 31, 2008.